Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen Insured California Premium Income Municipal Fund 2, Inc.
33-58240
811-07492

A special meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new
Investment Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment management agreement
<c> Common and MuniPreferred shares voting together as a class
   For
               6,266,550
   Against
                  228,551
   Abstain
                  239,066
   Broker Non-Votes
               2,126,948
      Total
               8,861,115


Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950137-07- 012838.